APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

MH Cinemas, LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period
	11/2021 to 12/31/2021
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Business Licenses and Permits	-
Computer and Internet	-
Insurance	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Salaries	-
Payroll Taxes and Benefits	-
Utilities	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

MH Cinemas, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 37,365.00
Petty Cash	1,250.00
Accounts Receivables	-
Inventory	6,543.00
Prepaid Expenses	12,500.00
Total Current Assets	57,658.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	57,135.00
Computer Equipment	23,425.00
Total Fixed Assets	80,560.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 138,218.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 7,658.00
Business Credit Cards	868.00
Sales Tax Payable	-
Payroll Liabilities	6,856.00
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	15,382.00
Long-Term Liabilities:	
Notes Payable	107,000.00
Mortgage Payable	-
Less: Current portion of Long-term debt	-

Total Long-Term Liabilities		107,000.00
EQUITY		
Capital Stock/Partner's Equity		15,836.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		15,836.00
TOTAL LIABILITIES & EQUITY	$	**138,218.00**
Balance Sheet Check		-

MH Cinemas, LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/2021

	Current Period
	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	
CASH - ENDING	-

I, Joshua Cannon, certify that:

1. The financial statements of MH Cinemas, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of MH Cinemas, LLC has not been included in this Form as MH Cinemas, LLC was formed on 07/20/2021 and has not filed a tax return to date.

Signature   *Joshua Cannon*

Name: Joshua Cannon

Title: Owner